

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2010

VIA U.S. MAIL AND FACSIMILE (617) 526-5000

Ronald M. Shaich
Chairman and Chief Executive Officer
Panera Bread Company
6710 Clayton Road
Richmond Heights, MO 63117

> **Re:** **Panera Bread Company**
> **Form 10-K for the fiscal year ended December 29, 2009**
> **Filed March 1, 2010**
> **File No. 000-19253**

Dear Mr. Shaich:

We have completed our review of your Form 10-K for the fiscal year ended December 29, 2009 and related filings and have no further comments at this time.

Sincerely,

Justin Dobbie
Special Counsel